                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 12) (1)



                              Synergy Brands, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                            87159E303 (Common Stock)
--------------------------------------------------------------------------------
                                (CUSIP Number)


        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.)(239)262-8577
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                  April, 4 2003
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 4 pages

---------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 87159E303                   13D/A                      Page 2 of 4
          ----------                                                   ------

 ------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Lloyd I. Miller III         ###-##-####
 ------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                     (b)  [ ]

 ------------------------------------------------------------------------------

   3.     SEC USE ONLY

 ------------------------------------------------------------------------------

   4.     SOURCE OF FUNDS*

          PF-OO**
 ------------------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
 ------------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
 -------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER

                               295,482***
                      ----------------------------------------------------------
   NUMBER OF            8.     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 446,123***
    OWNED BY          ----------------------------------------------------------
      EACH              9.     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                     295,482***
     WITH             ----------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER

                               446,123***
 -------------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          741,605***
 -------------------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
 -------------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          48.3%
 -------------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN-IA-OO**
 -------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

 **  See response to Item 3 in the original Schedule 13D.
***  See response to Item 5, herein.
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                                                                     Page 3 of 4


             AMENDMENT NO. 12 TO THE ORIGINAL REPORT ON SCHEDULE 13D

         Introduction

         This constitutes Amendment No. 12 ("Amendment No. 12") to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 26, 2001, as previously amended, (the "Statement"), relating to the Common Stock, par value $0.001 (the "Shares") of Synergy Brands, Inc. (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747.

         ITEM 4. PURPOSE OF THE TRANSACTION


         (i) The first sentence of Item 4 of the Statement is hereby amended and restated as follows:

         "Miller considers his beneficial ownership reported herein of 741,605 Shares as an investment in the ordinary course of business."

         (ii) The following sentences are added to the end of Item 4:

         "The purpose of Amendment No. 12 is solely to correct clerical errors made in Amendment No. 11 ("Amendment 11") to the Statement filed on April 4, 2003. In Amendment 11, the Reporting Person reported the wrong total number of Shares beneficially owned by the Reporting Person. Specifically, Amendment 11 inaccurately reported the aggregate number of Shares beneficially owned by the Reporting Person as 921,605; the correct number of Shares beneficially owned by the Reporting Person is 741,605. The Statement is hereby amended to correct such inaccuracies."

       ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       To correct the clerical errors discussed in Item 4 above, Item 5(a) is hereby amended and restated as follows:


       "(a) Miller is deemed to own beneficially 741,605 Shares (which is 48.3% of the outstanding Shares, based on (i) 1,479,059 outstanding Shares pursuant to the Company's Form 10KSB filed on March 31, 2003 and (ii) 56,250 Shares which Miller does not actually own, but has a right to purchase with respect to certain warrants Miller beneficially owns). As of the date hereof, 369,671 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 95,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including warrants to purchase 15,000 Shares); 41,200 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 159,282 of such beneficially owned Shares are owned of record by Miller directly (including warrants to purchase 5,000 Shares); 40,500 of such beneficially owned Shares are owned of record by Dail Miller (including warrants to purchase 5,000 Shares); 10,000 of such beneficially owned Shares are owned of record by Trust A-2; and 10,000 of such beneficially owned Shares are owned of record by Trust A-3."



       To correct the clerical errors discussed in Item 4 above, Item 5(c) is hereby amended and restated in its entirety as follows:

       (c) The table below details the purchases of Shares effected by Miller since the filing of Amendment No. 10 to the Statement filed on March 12, 2003.


                                          TRUST A-4

DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED     PRICE PER SHARE

March 24, 2003                              2,282                      $2.56
March 26, 2003                             16,250                      $2.47
March 28, 2003                              7,000                      $2.47


                                           MILLER

DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED     PRICE PER SHARE


March 31, 2003                             20,000                      $2.50



                                        MILFAM I, L.P.

DATE OF TRANSACTION                NUMBER OF SHARES PURCHASED      PRICE PER SHARE
March 31, 2003                            20,000                       $2.50



                                          TRUST A-2

DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED     PRICE PER SHARE
March 31, 2003                            10,000                       $2.50



                                          TRUST A-3

DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED     PRICE PER SHARE
March 31, 2003                            10,000                       $2.50

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                                                                     Page 4 of 4

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 8, 2003

                                                     /s/ Lloyd I. Miller, III
                                            ------------------------------------
                                                     Lloyd I. Miller, III